SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

VIDLER WATER RESOURCES, INC.

(Name of Subject Company - Issuer)

POTABLE MERGER SUB, INC.

(Offeror)

D.R. HORTON, INC.

(Parent of Offeror)

(Names of Filing Persons – Offeror, Issuer or Other Person)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92660E107

(CUSIP Number of Class of Securities)

Potable Merger Sub, Inc.

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Attn: Thomas B. Montaño, Vice President and Corporate Secretary

(817) 390-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jonathan M. Whalen

Gibson, Dunn & Crutcher LLP

2001 Ross Avenue, Suite 2100

Dallas, TX 75201

Telephone: (214) 698-3196

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 27, 2022, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on May 16, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Potable Merger Sub, Inc. (“Purchaser”), a Delaware corporation, and D.R. Horton, Inc. (“Parent”), a Delaware corporation. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Vidler Water Resources, Inc. (“VWTR”), a Delaware corporation, for $15.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which collectively constitute the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 11.

The disclosure in the Offer to Purchase and Items 1 through 11 of the Schedule TO are hereby amended and supplemented to add the following:

Closing of the Merger

On May 24, 2022, the Offer expired as scheduled and was not extended. The Offer expired one minute following 11:59 PM, Eastern Time, on May 24, 2022 (which was the end of the day on May 24, 2022). The Depositary and Paying Agent has advised Parent and Purchaser that as of the expiration of the Offer, a total of 14,229,878 Shares were validly tendered into and not validly withdrawn from the Offer (including 631,909 Shares tendered by notice of guaranteed delivery but not yet delivered), representing approximately 77.8% of VWTR’s outstanding Shares. All conditions to the Offer having been satisfied, Purchaser irrevocably accepted for payment, and will promptly pay for all VWTR Shares validly tendered and not validly withdrawn in the Offer.

Following the consummation of the Offer, on May 25, 2022, Parent and Purchaser completed the acquisition of VWTR pursuant to the terms of the Merger Agreement, through the merger of Purchaser with and into VWTR in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with VWTR continuing as the surviving corporation. At the Effective Time, each issued and outstanding Share not tendered into the Offer, other than Shares held by stockholders who have validly perfected their appraisal rights under Delaware law, Shares held in the treasury of VWTR or owned, directly or indirectly, by Parent or Purchaser immediately prior to the Effective Time, was automatically cancelled and converted into the right to receive, upon surrender, $15.75 in cash (without interest and subject to deduction for any applicable withholding tax), which is the same price that was paid in the Offer.

The Shares ceased to trade on Nasdaq as of the close of business on May 24, 2022, and VWTR has requested that Nasdaq file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934 on Form 25 to delist and deregister the Shares. Parent and VWTR intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of VWTR’s reporting obligations under the Exchange Act as promptly as practicable.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

107	Filing Fee Table (incorporated by reference to Schedule TO filed by D.R. Horton on April 27, 2022).

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Potable Merger Sub, Inc.

By:	/s/ Thomas B. Montaño
	Name:	Thomas B. Montaño
	Title:	Vice President and Secretary

D.R. Horton, Inc.

By:	/s/ Thomas B. Montaño
	Name:	Thomas B. Montaño
	Title:	Vice President and Secretary

Date: May 25, 2022